UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Ready Mix, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

755747102
(CUSIP Number)

Insight Equity Holdings LLC c/o Insight Equity Management Company LLC 1400 Civic Place, Suite 250 Southlake, TX 76092 Attn: Conner Searcy (817) 488-7775
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

with copies to:

Ronald J. Lieberman, Esq. Hunton & Williams LLP Bank of America Plaza Suite 4100 600 Peachtree Street, N.E. Atlanta, Georgia 30308-2216 (404) 888-4000

January 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Meadow Valley Parent Corp.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS BK, AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON CO

1.	NAMES OF REPORTING PERSONS Meadow Valley Solutions LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Meadow Valley Resources LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Meadow Valley Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Insight Equity I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Insight Equity GP I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Insight Equity Holdings I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Insight Equity Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,645,212
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,645,212
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,645,212
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.4%
14.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Bradley E. Larson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,416
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,416
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,416
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Kenneth D. Nelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,416
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 14,416
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,416
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS Robert W. Bottcher
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) (b)	☐ ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 500
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON IN

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D originally filed by Meadow Valley Parent Corp., a Delaware corporation (“Meadow Valley Parent”), Meadow Valley Solutions LLC, a Delaware limited liability company (“Meadow Valley Solutions”), Meadow Valley Resources LLC, a Texas limited liability company (“Meadow Valley Resources”), Meadow Valley Holdings LLC, a Delaware limited liability company (“Meadow Valley Holdings”), Insight Equity I LP, a Delaware limited partnership (“Insight Equity”), Insight Equity GP I LP, a Delaware limited partnership (“Insight Equity GP”), Insight Equity Holdings I LLC, a Delaware limited liability company (“Insight Equity Holdings I”), Insight Equity Holdings LLC, a Texas limited liability company (“Insight Equity Holdings”), Bradley E. Larson, a citizen of the United States of America, Kenneth D. Nelson, a citizen of the United States of America, and Robert W. Bottcher, a citizen of the United States of America (collectively, the “Reporting Persons”)1 on February 5, 2009 (the “Initial Statement”), as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed on March 17, 2009 and Amendment No. 2 thereto (“Amendment No. 2”) filed on June 18, 2009, with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Ready Mix, Inc. (the “Issuer” or “Ready Mix”).  The Initial Statement, as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, is referred to herein as the “Schedule 13D.”  The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 1, 2010, a copy of which is attached as Exhibit 99.1 hereto.  Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings given in the Initial Statement.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

Voting Agreement

On January 29, 2010, Ready Mix entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Skanon Investments, Inc., an Arizona corporation (“Skanon”), or one or more acquisition entities designated by Skanon on or prior to the closing of the transactions contemplated thereby (the “Buyer”).  Pursuant to and in accordance with the terms of the Asset Purchase Agreement, Ready Mix agreed to sell, transfer, convey, assign and deliver to the Buyer, and the Buyer agreed to purchase from Ready Mix, substantially all of Ready Mix’s assets and the Buyer agreed to assume certain of Ready Mix’s liabilities.

In connection with and as a condition to the execution of the Asset Purchase Agreement, Meadow Valley Parent, one of the Reporting Persons, entered into a voting agreement, dated as of January 29, 2010 (the “Voting Agreement”) with Skanon.  Pursuant to the terms of the Voting Agreement, Meadow Valley Parent agreed to vote or give written consent with respect to any common stock of Ready Mix:

(a)           in favor of adoption of the Asset Purchase Agreement and the transactions contemplated thereby;

(b)           against approval of any proposal made in opposition to the Asset Purchase Agreement and consummation of the transactions contemplated thereby;

(c)           against any competing transaction (as defined in the Voting Agreement) from any party other than Skanon or an affiliate of Skanon as contemplated by the Asset Purchase Agreement;

(d)           against any proposal that is intended to, or is reasonably likely to, result in the conditions of Ready Mix’s obligations under the Asset Purchase Agreement not being fulfilled;

(e)           against any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Asset Purchase Agreement or any of the other transactions contemplated by the Asset Purchase Agreement; and

1 Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Act.

(f)           against any dissolution, liquidation or winding up of Ready Mix (other than as may be contemplated by the Asset Purchase Agreement).

Furthermore, as part of the Voting Agreement, Meadow Valley Parent delivered to Skanon a duly executed proxy (the “Proxy”) appointing the members of the board of directors of Skanon as Meadow Valley Parent’s sole and exclusive powers of attorney and proxies with respect to the matters referenced above.

The Voting Agreement and Proxy are effective until the earlier to occur of (a) the closing of the transaction contemplated by the Asset Purchase Agreement, (b) the date on which the Asset Purchase Agreement is amended, supplemented, varied, altered or modified other than as a result of Skanon exercising its right to match superior proposals, and other than to extend the time for closing by no more than 90 days after April 30, 2010 as mutually agreed by Skanon and Ready Mix, (c) the date on which the Asset Purchase Agreement is terminated or (d) the date on which Meadow Valley Parent materially breaches or terminates the Voting Agreement, which Meadow Valley Parent is entitled to do with or without cause or reason at any time and without penalty.

The descriptions of the Voting Agreement, the Proxy and the Asset Purchase Agreement contained herein are qualified in their entirety by the Voting Agreement set forth as Exhibit 99.2 hereto, the Proxy set forth as Exhibit 99.3 hereto and the Asset Purchase Agreement set forth as Exhibit 99.4 hereto, each of which is incorporated herein by reference.

Pledge Agreement

In connection with the execution of the Voting Agreement, Meadow Valley Parent entered into a consent and amendment (the “Consent and Amendment”) to that certain Pledge Agreement, dated February 2, 2009, made by Meadow Valley Parent in favor of LBC Credit Partners II, L.P., as agent.  Pursuant to the Consent and Amendment, LBC Credit Partners II, L.P., as agent, consented to Meadow Valley Parent’s execution of the Voting Agreement, waived compliance with certain terms set forth therein and added an additional event of default if at any time following the closing of the transactions contemplated by the Asset Purchase Agreement, the net cash proceeds of such transaction are (a) not distributed within 75 calendar days following such closing to the holders of the capital stock of Ready Mix, or (b) used for any purpose, applied or otherwise disbursed for any reason other than to make a pro rata distribution to the holders of the capital stock of Ready Mix.

The description of the Consent and Amendment contained herein is qualified in its entirety by the Consent and Amendment set forth as Exhibit 99.5 hereto, which is incorporated herein by reference.

Office Building

Under the terms of the Asset Purchase Agreement, Ready Mix will retain ownership of that certain office building located at 4602 E. Thomas Road, Phoenix, Arizona (the “Office Building”).  Meadow Valley Contractors, Inc., a Nevada corporation (“MVCI”) and a subsidiary of Meadow Valley Parent, is currently the primary tenant of the Office Building and MVCI has proposed to Ready Mix that it purchase the Office Building from Ready Mix for $1,000,000.  There is no assurance that MVCI and Ready Mix will agree upon the terms of the sale of the Office Building or that such a transaction will occur at the proposed offering price or at all.

Other Matters

Each of the Reporting Persons intends to vote in favor of the Asset Purchase Agreement.  Assuming consummation of the transactions contemplated by the Asset Purchase Agreement, the Reporting Persons are considering various strategies, including specifically seeking to propose that Ready Mix effectuate a going-private transaction.  The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur in connection with any of the proposals discussed in this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

The information set forth under the headings “Voting Agreement,” “Pledge Agreement” and “Other Matters” in Item 4 of this Amendment No. 3 is incorporated herein by reference.  Skanon is an Arizona corporation engaged in the principal business of cement manufacturing.  Skanon’s principal business address is: 14500 N. Northsight Blvd., Suite 317, Scottsdale, Arizona 85260.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following information:

The information set forth under the headings “Voting Agreement,” “Pledge Agreement” and “Other Matters” in Item 4 of this Amendment No. 3 is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and supplemented by the addition of the following exhibits:

Exhibit 99.1	Joint Filing Agreement, dated February 1, 2010.

Exhibit 99.2	Voting Agreement, dated as of January 29, 2010, by and between Skanon Investments, Inc. and Meadow Valley Parent Corp.

Exhibit 99.3	Irrevocable Proxy to Vote the Stock of Ready Mix, Inc., dated as of January 29, 2010.

Exhibit 99.4
Asset Purchase Agreement, dated as of January 29, 2010, by and among Skanon Investments or its designee and Ready Mix, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Ready Mix, Inc. on February 1, 2010).

Exhibit 99.5
Consent, Limited Waiver and First Amendment to Pledge Agreement, dated as of January 29, 2010, by and among Meadow Valley Parent Corp., LBC Credit Partners II, L.P., as agent for the lenders, and the lenders party thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 1, 2010

MEADOW VALLEY PARENT CORP.

By:	/s/ Robert J. Conner
	Name:	Robert J. Conner
	Title:	Attorney-in-fact

MEADOW VALLEY SOLUTIONS LLC

By:	/s/ Robert J. Conner
	Name:	Robert J. Conner
	Title:	Attorney-in-fact

MEADOW VALLEY HOLDINGS LLC

By:	/s/ Robert J. Conner
	Name:	Robert J. Conner
	Title:	Attorney-in-fact

MEADOW VALLEY RESOURCES LLC

By:	/s/ Robert J. Conner
	Name:	Robert J. Conner
	Title:	Attorney-in-fact

INSIGHT EQUITY I LP

By:	Insight Equity GP I LP
By:	Insight Equity Holdings I LLC

By:	/s/ Robert J. Conner
	Name:	Robert J. Conner
	Title:	Attorney-in-fact

INSIGHT EQUITY GP I LP

By:	Insight Equity Holdings I LLC

By:	/s/ Robert J. Conner
	Name:	Robert J. Conner
	Title:	Attorney-in-fact

INSIGHT EQUITY HOLDINGS I LLC

By:	/s/ Robert J. Conner
	Name:	Robert J. Conner
	Title:	Attorney-in-fact

INSIGHT EQUITY HOLDINGS LLC

By:	/s/ Robert J. Conner
	Name:	Robert J. Conner
	Title:	Attorney-in-fact

BRADLEY E. LARSON

/s/ Bradley E. Larson

KENNETH D. NELSON

/s/ Kenneth D. Nelson

ROBERT W. BOTTCHER

/s/ Robert W. Bottcher